UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

4Q22

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2022.

●	Net income attributable to shareholders of the parent company for 4Q22 was COP 6.8 trillion. This value represents an increase of 66.0% compared to the previous year. Bancolombia consolidated annualized return on equity ("ROE") was 19.8% for the last 12 months.

●	Gross loans amount to COP 269.9 trillion, increasing 22.5% compared to 4Q21. When excluding the FX effect, the increase during the last twelve months was 14.6%. Consumer presented the largest growth, increasing 16.3% during the year (excluding the FX effect).

●	30-day past due loans stood at 3.24% and 90-day past due loans at 2.16%. Total credit provision charges, net for 2022 was COP 3,792 billion, which represents a cost of risk of 1.6% as a percentage of gross loans, reflecting a gradual normalization of the credit cycle.

●	Shareholders’ equity attributable to the owners of the parent company stood at COP 39.1 trillion as of December 31, 2022, increasing 21.3% compared to 2021. This variation is largely explained by the net income generated during the last twelve months. Basic solvency stood at 10.37% and the total consolidated solvency ratio was 12.79% for 2022, surpassing considerably the minimum regulatory requirements.

●	In reference to its digital strategy, Bancolombia maintains a positive trend in line with 2022 results. As of December 2022, the bank has 7.0 million active digital customers in the Retail APP, as well as 21.5 million accounts in its financial inclusion platforms (6.6 million users in Bancolombia a la Mano and 14.9 million in NEQUI).

February 23, 2023. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the fourth quarter of 20221.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended December 31, 2022, is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, January 1, $4.810,20= US$ 1

4Q22

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q21	3Q22	4Q22	4Q22 / 3Q22	4Q22 / 4Q21
ASSETS
Net Loans	204,459,001	244,839,984	254,444,099	3.92%	24.45%
Investments	29,289,301	28,478,631	27,940,140	(1.89)%	(4.61)%
Other assets	56,106,746	62,335,961	70,430,494	12.99%	25.53%
Total assets	289,855,048	335,654,576	352,814,733	5.11%	21.72%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	210,390,848	237,612,952	250,992,323	5.63%	19.30%
Other liabilities	45,538,742	60,642,841	61,824,859	1.95%	35.76%
Total liabilities	255,929,590	298,255,793	312,817,182	4.88%	22.23%
Non-controlling interest	1,691,111	876,020	908,648	3.72%	(46.27)%
Shareholders' equity	32,234,347	36,522,763	39,088,903	7.03%	21.26%
Total liabilities and shareholders' equity	289,855,048	335,654,576	352,814,733	5.11%	21.72%

Interest income	4,337,223	7,356,242	8,542,451	16.13%	96.96%
Interest expense	(1,129,477)	(2,371,478)	(3,187,998)	34.43%	182.25%
Net interest income	3,207,746	4,984,764	5,354,453	7.42%	66.92%
Net provisions	1,440	(1,170,248)	(1,741,606)	48.82%	(121044.86)%
Fees and income from service, net	947,484	961,075	1,021,323	6.27%	7.79%
Other operating income	597,825	368,871	537,340	45.67%	(10.12)%
Total Dividends received and equity method	96,926	63,634	26,376	(58.55)%	(72.79)%
Total operating expense	(2,712,941)	(2,709,288)	(3,220,003)	18.85%	18.69%
Profit before tax	2,138,480	2,498,808	1,977,883	(20.85)%	(7.51)%
Income tax	(649,145)	(836,957)	(311,588)	(62.77)%	(52.00)%
Net income before non-controlling interest	1,489,335	1,661,851	1,666,295	0.27%	11.88%
Non-controlling interest	(44,591)	(32,606)	(23,600)	(27.62)%	(47.07)%
Net income	1,444,744	1,629,245	1,642,695	0.83%	13.70%

4Q22

	Quarter			As of
PRINCIPAL RATIOS	4Q21	3Q22	4Q22	4Q21	4Q22
PROFITABILITY
Net interest margin (1) from continuing operations	5.31%	7.15%	7.26%	5.09%	6.80%
Return on average total assets (2) from continuing operations	2.06%	2.00%	1.90%	1.53%	2.15%
Return on average shareholders´ equity (3)	18.53%	18.71%	17.30%	14.03%	19.80%
EFFICIENCY					—
Operating expenses to net operating income	55.94%	42.48%	46.40%	52.16%	44.58%
Operating expenses to average total assets	3.88%	3.33%	3.72%	3.43%	3.45%
Operating expenses to productive assets	4.49%	3.89%	4.37%	3.96%	4.03%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.12%	10.88%	11.08%	11.12%	11.08%
Technical capital to risk weighted assets	15.49%	12.51%	12.79%	15.49%	12.79%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.51	1.48	1.42	4.27	5.86
Net income per share $COP from continuing operations	1,502.08	1,693.90	1,707.89	4,248.99	7,052.71
P/BV ADS (4)	0.94	0.74	0.84	0.94	0.84
P/BV Local (5) (6)	1.04	0.82	1.05	1.04	1.05
P/E (7) from continuing operations	5.52	4.37	5.66	7.81	5.48
ADR price	31.59	24.37	28.54	31.59	28.54
Common share price (8)	34,700	31,100	42,500	34,700	42,500
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,981.16	4,590.54	4,810.20	3,981.16	4,810.20

(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

4Q22

1.BALANCE SHEET

1.1.Assets

As of December 31, 2022, assets on a consolidated basis totaled COP 352,815 billion, which represents an increase of 5.1% compared to 3Q22 and 21.7% compared to 4Q21. The increase in total assets during the last year is largely explained by growth in the loan book.

During the fourth quarter, the Colombian peso depreciated 4.8% against the US dollar and depreciated 20.8% in the last 12 months. The average exchange rate was 4.5% higher in 4Q22 versus 3Q22, and 13.6% higher in the last 12 months.

1.2.Loan Portfolio

The following table shows the composition of Bancolombia loans on a consolidated basis by type and currency:

			Amounts in USD		Amounts in USD
(COP Million)	Amounts in COP		converted to COP		(thousands)		Total
(1 USD = 4810,2 COP)	4Q22	4Q22 / 3Q22	4Q22	4Q22 / 3Q22	4Q22	4Q22 / 3Q22	4Q22	4Q22 / 3Q22
Commercial loans	108,760,953	4.54%	62,842,225	1.72%	13,064,368	(2.92)%	171,603,178	3.49%
Consumer loans	40,365,586	2.86%	19,274,172	5.02%	4,006,938	0.22%	59,639,758	3.55%
Mortgage loans	19,587,784	4.88%	17,783,589	6.37%	3,697,058	1.51%	37,371,373	5.58%
Small business loans	572,816	(12.31)%	755,899	4.83%	157,145	0.05%	1,328,715	(3.31)%
Interests paid in advance	(18,026)	39.41%	(1,260)	(8.69)%	(262)	(12.86)%	(19,285)	34.77%
Gross loans	169,269,113	4.10%	100,654,625	3.16%	20,925,247	(1.55)%	269,923,739	3.75%

In 4Q22, gross loans grew 3.8% compared to 3Q22 (2,0% when excluding the FX effect) and 22.5% compared to 4Q21. During the last 12 months peso-denominated loans grew 18.2% and the dollar-denominated loans (expressed in USD) grew 8.1%.

Operations at Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala represented 29.4% of total gross loans for 4Q22. Likewise, the gross loans denominated in currencies other than COP, generated by operations in Central America, the international operation of Bancolombia Panamá, Puerto Rico and the USD denominated loans in Colombia, accounted for 37.3% of the portfolio, and decreased 1.5% (expressed in USD) during the quarter.

Total reserves (provisions in the balance sheet) for loan losses increased 1.0% during the quarter and totaled COP 15,479 billion or 5.7% of the gross loans at the end of the quarter.

During 4Q22, the loan portfolio exhibited a slowdown on a consolidated basis compared to the second and third quarter of the year. The operation in Colombia displayed the largest expansion of the portfolio, reporting an increase of 3.7% in the quarter. In volume, the commercial segment shows the highest growth (4.0% Q/Q), and the slower pace of the consumer portfolio is evident as a result of the increase in interest rates in the country.

Banco Agromercantil showed strong performance during the fourth quarter, increasing 2.9% (measured in USD) with accelerated growth in loan disbursements during the year. It is worth noting that expansion is largely concentrated in the consumer segment, reporting an increase of 9.4% in the quarter, highlighting products such as personal loans and credit cards.

Banco Agricola registered an increase of 0.7% during 4Q22, revealing the lowest percentage growth during the period compared to previous quarters of the year. The commercial portfolio continues to be the segment with the best

4Q22

performance, gaining in share within the total book. The good performance in commercial loans is supported by the good positioning of the bank in El Salvador.

Lastly, Banistmo reported a 2.4% decrease measured in USD in the portfolio balance during 4Q22. This reduction is mainly due to a seasonal effect in the corporate activity, completing significant prepayments at the end of the year. During 2022, a positive activity in originations was experienced in commercial loans, gaining market share in the country. Conversely, the consumer segment has shown a contraction explained by macroeconomic factors.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia total loan portfolio on a consolidated basis:

LOAN PORTFOLIO						% of total
(COP million)	4Q21	3Q22	4Q22	4Q22 / 3Q22	4Q22 / 4Q21	loans
Commercial	140,002,866	165,815,032	171,603,178	3.49%	22.57%	63.57%
Consumer	48,405,117	57,594,972	59,639,758	3.55%	23.21%	22.10%
Mortgage	30,646,787	35,395,672	37,371,373	5.58%	21.94%	13.85%
Microcredit	1,282,616	1,374,235	1,328,715	(3.31)%	3.59%	0.49%
Interests received in advance	(13,903)	(14,310)	(19,285)	34.77%	38.72%	(0.01)%
Total loan portfolio	220,323,483	260,165,601	269,923,739	3.75%	22.51%	100.00%
Allowance for loan losses	(15,864,482)	(15,325,617)	(15,479,640)	1.01%	(2.43)%	0.00
Total loans, net	204,459,001	244,839,984	254,444,099	3.92%	24.45%	0.00

1.3.Investment Portfolio

As of December 31, 2022, Bancolombia net investment portfolio at the consolidated level totaled COP 27.940 billion, decreasing 1.9% from the end of 3Q22 and decreasing 4.6% from the end of 4Q21. At the end of 4Q22 the debt securities portfolio had a duration of 17.0 months and a weighted average yield to maturity of 9.5%.

1.4.Goodwill and intangibles

At the end of 4Q22, Bancolombia's goodwill and intangibles at the consolidated level totaled COP 10,439 billion, growing 5.0% compared to 3Q22. This quarterly variation is mainly explained by the devaluation of the COP against the USD.

1.5.Funding

As of December 31, 2022, Bancolombia's liabilities at the consolidated level totaled COP 312,817 billion, increasing 4.9% compared to 3Q22, and 22.2% from the end of 4Q21.

Customer deposits totaled COP 250,992 billion (80.2% of liabilities) at the end of 4Q22 increasing 5.6% compared to 3Q22 and up 19.3% over the last 12 months. The net loans to deposits ratio was 101.4% at the end of 4Q22 decreasing compared to 103.0% in 3Q22.

Certificates of deposit presented the greatest variation in volume during the quarter, in line with the trend seen during the year. Such growth during 2022 has caused gradually a larger share in the funding mix, increasing from 25% in 4Q21 of total deposits to 30% for 4Q22. This variation is explained by the reference rates hikes in Colombia by the Central Bank and the appetite from customers for a higher profitability. It is worth noting the significant growth in credits from other financial institutions during the year, providing a stable source of funding in the medium and long term.

Funding mix
COP Million	4Q21		3Q22		4Q22
Checking accounts	40,567,168	17%	38,816,401	14%	40,808,856	14%
Saving accounts	106,398,922	44%	116,991,321	42%	118,443,600	41%
Time deposits	59,492,839	25%	77,516,708	28%	87,138,067	30%
Other deposits	4,695,244	2%	6,461,811	2%	4,790,852	2%

4Q22

Long term debt	21,093,864	9%	17,972,177	6%	19,575,988	7%
Loans with banks	9,437,963	4%	19,769,720	7%	20,594,770	7%
Total Funds	241,686,000	100%	277,528,138	100%	291,352,133	100%

1.6.Shareholders’ Equity and Regulatory Capital

Shareholders’ equity attributable to the owners of the parent company at the end of 4Q22 was COP 36,523 billion, increasing 7.0% compared to 3Q22 and 21.3% when compared to 4Q21. This increase is mainly explained by profits generated during 2022.

Bancolombia solvency ratio on a consolidated basis under Basel III was 12.79% in 4Q22 standing 379 basis points above the minimum level required by the regulator in Colombia, while the basic capital ratio (Tier 1) stood at 10.37%, 387 basis points above the minimum regulatory capital level of 6.50% (value to fully comply with the new capital requirements on the second year of the Basel III phase in period). The reduction in solvency levels during 2022 is mainly due to growth on loans and the depreciation of the Colombian peso against the US dollar, which impacted capital consumption. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.21% at the end of 4Q22.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	4Q21%		3Q22%		4Q22%
Basic capital (Tier I)	25,513,812	11.92%	27,634,742	9.96%	29,650,476	10.37%
Additional capital (Tier II)	7,635,894	3.57%	7,089,798	2.56%	6,917,171	2.42%
Technical capital (1)	33,135,107		34,708,763		36,551,511
Risk weighted assets including market and operational risk (2)	213,956,057		277,486,444		285,878,639
CAPITAL ADEQUACY (3)		15.49%		12.51%		12.79%

(1)	Technical capital is the sum of basic and additional capital, minus deductions ($15,776MM for 3Q22 and $16,136 MM for 4Q22).
(2)	Operational risk applies to 4Q21, 3Q22 and 4Q22 after the adoption of Basel III regulation.
(3)	Capital adequacy is technical capital divided by risk-weighted assets.

2.INCOME STATEMENT

Net income attributable to equity holders of the parent company was COP 1,643 billion in 4Q22, or COP 1,707.89 per share (USD $1.42 per ADR). This profit represents an increase of 0.8% compared to 3Q22. Bancolombia´s annualized return on equity (“ROE”) was 17.3% for 4Q22 and 19.8 for the last 12 months.

2.1.Net Interest Income

Net interest income totaled COP 5,354 billion in 4Q22, increasing 7.4% compared to the income reported in 3Q22, and 66.9% compared to 4Q21. The increase in net interest income is explained by both, growth of the credit portfolio, and higher interest rates on new originations and existing loans indexed to floating rates, that represent most of the loan book in the commercial segment. On the other hand, the investment portfolio provided interest income and valuation of financial instruments for COP 597 billion in 4Q22 decreasing 13.7% when compared to 3Q22.

4Q22

Net Interest Margin

The annualized net interest margin increased to 7.3% during 4Q22. The annualized net interest margin for investments in 4Q22 was 4.6%. The high margin on investments relies on the valuation of debt securities in local and international markets in an environment of interest rate hikes in the treasury portfolios.

The annualized quarterly net interest margin of the loan portfolio was 7.6% presenting an increase of 37 basis points when compared to 3Q22 and 171 basis points compared to 4Q21. The expanding trend on the lending margin has been continuous since 4Q21 due to the significant growth of the portfolio and the repricing on rates as a result of the monetary policy implemented by the Colombian central bank, considering the asset sensitive condition of Bancolombia, which has resulted in a greater increase on interest income than on interest expenses. Similarly, net interest margin grew from 5.1% in 2021 to 6.8% in 2022.

Annualized Interest
Margin	4Q21	3Q22	4Q22
Loans' Interest margin	5.9%	7.2%	7.6%
Debt investments' margin	1.3%	6.6%	4.6%
Net interest margin (1)	5.3%	7.2%	7.3%

(1) Net interest margin and valuation income on financial instruments.

Savings accounts balance and checking accounts balance grow quarterly and annually. Savings accounts increased 1.2% compared to 3Q22 and 11.3% compared to 4Q21. On the other hand, checking accounts grew 5.1% compared to 3Q22 and 0.6% compared to 4Q21. The annualized weighted average cost of deposits was 4.03% in 4Q22, increasing 97 basis points compared to 3Q22 and 260 basis points compared to 4Q21. Such variation differs significantly with the 900-basis points interest rate hike of the Central Bank in Colombia during 2022.

The total cost of financing continues to rise during the quarter and consolidates a growing trend throughout the year. The new composition in the deposit mix, the greater share of credits with financial institutions, and the higher rates in the market, explain altogether growth on interest expenses during the last 12 months. Even though time deposits have gained relative weight in liabilities, the large volume in savings accounts and checking accounts being less sensitive to interest rate increases, and that represent 54.7% of the mix, provide a competitive funding cost.

Average weighted
funding cost	4Q21	3Q22	4Q22
Checking accounts	0.19%	0.19%	0.20%
Saving accounts	0.76%	2.25%	3.10%
Time deposits	3.52%	6.02%	7.31%
Total deposits	1.42%	3.06%	4.03%
Long term debt	5.50%	7.04%	7.86%
Loans with banks	2.05%	3.51%	4.36%
Total funding cost	1.84%	3.37%	4.28%

2.2.Fees and Income from Services

Total fees and commissions, net for 4Q22 was COP 1.021 billion, increasing 6.3% compared to 3Q22, and 7.8% compared to 4Q21.

Debit and credit cards fees increased 11.3% Q/Q and 20.4% Y/Y. This increase is largely explained by the operation in Colombia. The seasonal effect of the last months of the year showed a high volume of transactions, delivering better results in the acquiring business. The higher revenues are derived from interbank exchange fees, a greater number of transactions in affiliated merchants both in debit cards and credit cards through electronic and point of sale payments, in domestic and international purchases through the different card associations.

4Q22

Bancassurance revenues grew 25.0% in the quarter and 23.9% in the year due to growth in premiums from distributed products. In an annual basis, it is worth mentioning the higher originations in consumer loans that had a significant contribution on distributed insurance policies.

Banking services grew 10.4% in the quarter and 31.3% in the year, showing a positive performance from a growing demand for transactional products and the use of digital channels. On payments revenues, it must be noted the greater collection of invoices from individual clients, and a higher volume of incoming remittances.

2.3.Other Operating Income

Total other operating income was COP 537 billion in 4Q22, increasing 45.7% compared to 3Q22 and decreasing 10.1% compared to 4Q21. The quarterly increase is mainly explained by the positive balance from net foreign exchange operations associated to hedging on investments.

Income from operating leases was COP 388 billion in 4Q22, an increase of 9.1% compared to 3Q22 and 40.1% compared to 4Q21. Such growth is based on a higher volume on customer financial lease agreements and customer rental contracts in the renting business. Profits from sale of assets was COP 68 billion, decreasing 37.6% compared to 4Q21 due to a lower number of operations.

2.4.Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 8,490 billion at the end of 4Q22, and represents 3.2% of total gross loans, decreasing when compared to 3Q22, when past due loans represented 3.6% of total gross loans. During the quarter, charge-offs totaled COP 1.836 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 168.7% at the end of 4Q22, decreasing compared to 154.3% at the end of 3Q22. The deterioration of the loan portfolio (new past due loans including charge-offs) during 4Q22 was COP 1.249 billion.

Provision charges (net of recoveries) totaled COP 1.742 billion in 4Q22, growing 48.8% with respect to 3Q22. This increase in the quarter is caused, firstly, by consumer given the deterioration and significant growth during the year, and, secondly, by macroeconomic variables incorporating the forecast update with less favorable prospects for 2023 throughout the different countries in which Bancolombia operates. Additionally, in previous quarters there were provision releases regarding the portfolio with financial reliefs that are no longer available for this quarter.

Provisions as a percentage of the average gross loans was 2.6% annualized for 4Q22 and 1.6% for the last 12 months. Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 14.325 billion, or 5.5% of total loans at the end of 4Q22, decreasing when compared to 3Q22.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	4Q21	3Q22	4Q22
Total 30‑day past due loans	8,674,971	9,077,412	8,489,903
Allowance for loan losses (1)	14,425,719	14,003,344	14,325,181
Past due loans to total loans	4.05%	3.60%	3.24%
Allowances to past due loans	166.29%	154.27%	168.73%
Allowance for loan losses as a percentage of total loans	6.73%	5.55%	5.47%

(1)	Allowances are reserves for the principal of loans.

4Q22

	% Of loan	30 days
PDL Per Category	Portfolio	4Q21	3Q22	4Q22
Commercial loans	63.6%	3.31%	2.33%	2.14%
Consumer loans	22.1%	5.17%	5.63%	5.42%
Mortgage loans	13.8%	5.29%	5.77%	4.47%
Microcredit	0.5%	11.41%	12.84%	10.84%
PDL TOTAL		4.05%	3.60%	3.24%

	% Of loan	90 days
PDL Per Category	Portfolio	4Q21	3Q22	4Q22
Commercial loans	63.6%	2.95%	1.97%	1.78%
Consumer loans	22.1%	2.80%	3.28%	2.87%
Mortgage loans*	13.8%	2.75%	2.89%	2.58%
Microcredit	0.5%	7.56%	8.70%	6.34%
PDL TOTAL		2.92%	2.43%	2.16%

*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

	3Q22			4Q22			4Q22 / 3Q22
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	229,280,932	2,661,340	1.2%	236,770,056	2,875,792	1.2%	3.3%	8.1%
Stage 2	16,122,450	2,720,804	16.9%	18,656,439	3,144,829	16.9%	15.7%	15.6%
Stage 3	14,762,219	9,943,473	67.4%	14,497,244	9,459,019	65.2%	(1.8)%	(4.9)%
Total	260,165,601	15,325,617	5.9%	269,923,739	15,479,640	5.7%	3.8%	1.0%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.5.Operating Expenses

During 4Q22, operating expenses totaled COP 3.220 billion, increasing by 18.9% compared to 3Q22 and 18.7% compared to 4Q21.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 956 billion in 4Q22, which represent a 6.9% increase compared to 3Q22 and a 16.7% increase from 4Q21. On annual basis, such growth was mainly explained by salary increases impacted by inflation and local currency depreciation, as well as a higher provisioning of variable compensation to employees during the year.

General expenses grew 27.5% in the quarter and 28.9% year-over-year. This growth is mainly driven by the exchange rate effect and higher technology fees. Additionally, there is a higher expense from the rental operation, due firstly to an increase in the fleet of vehicles and higher maintenance costs, secondly, a considerable growth in the price of auto parts, as well as higher premium payments and expenses related to insurance policies due to higher fees.

As of December 31, 2022, Bancolombia at a consolidated level had 33,140 employees, owned 869 branches, 6,115 ATMs, 28,589 banking agents and served more than 29 million customers.

2.6.Taxes

Bancolombia income tax on a consolidated basis for 4Q22 reached COP 312 billion, mainly attributed to the operation in Colombia due to tax benefits such as untaxed dividends, investment in productive real fixed assets and the leasing operation lower tax rate of 33%. Additionally, in Guatemala, El Salvador and Panama tax benefits are linked to exempt revenues from returns on securities issued by their governments and revenues from foreign sources in Panama being exempted that also contributed to a lower tax.

4Q22

3.BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

The loan portfolio of Bancolombia S.A. reported an increase of 3.7% in the quarter and 18.7% in 2022. The slowdown in the economy´s pace of growth starts to be reflected in originations, for 4Q22 there is a deceleration compared to the second and third quarters of the year. The segment with the greatest expansion during the quarter was home lending, growing 4.9%. The commercial portfolio increased 4.0%, whereas retail shows the lowest growth (2.7%), reflecting the impact of the interest rate hike on customers´ debt capacity.

The net income of Bancolombia S.A. for 4Q22 was COP 1.6 trillion, which represents a decrease of 5.6% when compared to the result of 3Q22. Net interest income has shown a progressive increase so far this year, in 4Q22 the commercial portfolio is the greatest contributor due to interest rates increases. It is evident that the pace of growth shows a deceleration as a result of a greater increase in the cost of funding when compared to the interest income. The fourth quarter revealed the lowest operating profits for the year 2022, as a consequence of the significant increase in provisions, caused in the first place, by the higher expenses demanded by macroeconomic variables under the expected losses model, also, greater deterioration on the retail portfolio. Net fees registered a favorable growth of 10.2% in the quarter, mainly due to bancassurance and the acquiring business, reporting higher income from interbank exchange fees generated by a higher transactional volume. Other net operating income shows an increase mainly due to revenues from equity method. In the last quarter of the year, the bank presents the highest operating expenses of 2022, based on the increase of administrative expenses due mainly to fees for technology projects. For the full year 2022, the net income is COP $6.9 trillion, which represents an increase of 66.4% compared to 2021 and an annualized ROE of 19.9%.

BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q21	3Q22	4Q22	4Q22 / 3Q22	4Q22 / 4Q21
ASSETS
Gross loans	151,488,151	173,337,886	179,835,433	3.75%	18.71%
Allowances for loans	(12,041,849)	(11,031,164)	(11,464,656)	3.93%	(4.79)%
Investments	41,136,089	43,259,724	42,826,853	(1.00)%	4.11%
Other assets	27,563,405	29,247,722	32,886,437	12.44%	19.31%
Total assets	208,145,796	234,814,168	244,084,066	3.95%	17.27%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	135,477,118	145,899,337	152,682,418	4.65%	12.70%
Other liabilities	39,918,852	51,783,007	51,730,320	(0.10)%	29.59%
Total liabilities	175,395,970	197,682,344	204,412,739	3.40%	16.54%
Shareholders’ equity	32,749,826	37,131,824	39,671,327	6.84%	21.13%
Total liabilities and shareholders’ equity	208,145,796	234,814,168	244,084,066	3.95%	17.27%

Interest income	3,177,936	5,867,547	6,660,313	13.51%	109.58%
Interest expense	(765,363)	(1,927,936)	(2,632,620)	36.55%	243.97%
Net interest income	2,412,572	3,939,611	4,027,692	2.24%	66.95%
Net provisions	127,031	(818,898)	(1,476,617)	80.32%	(1262.41)%
Fees and income from service, net	674,794	643,317	708,763	10.17%	5.03%
Other operating income	1,665,706	450,540	656,376	45.69%	(60.59)%
Non-Core Banking Cost	(58,277)	(85,717)	(82,978)	(3.20)%	42.39%
Total operating expense	(1,728,736)	(1,667,477)	(2,088,546)	25.25%	20.81%
Profit before tax	3,093,091	2,461,376	1,744,691	(29.12)%	(43.59)%
Income tax	(537,240)	(723,252)	(103,635)	(85.67)%	(80.71)%
Net income	2,555,851	1,738,124	1,641,056	(5.58)%	(35.79)%

4Q22

BANISTMO- PANAMA

Loans in Banistmo decreased 2.4% in 4Q22 compared to the previous quarter (calculated in USD). This variation is explained largely by the commercial portfolio, in line with year-end seasonality when typically, some corporate clients close the year with a lower balance on debt. Additionally, the conditions of higher interest rates have impacted the pace of disbursements. On the other hand, the consumer loan portfolio decreased 3.7% (measured in USD) mainly as a result of a higher volume of charge-offs and lower origination performance due to macroeconomic conditions as a systemic effect in the banking industry. The mortgage portfolio maintains its positive trend, growing 1.0% in the quarter and 3.2% in the year.

The net result for Banistmo in 4Q22 was a profit of COP 135.1 billion, which represents the best quarter of the year 2022. The main factor for the increase in operating profits is tied to the performance of net interest income that grows 21% measured in USD in the quarter as a result, firstly, of the higher interest rates, mainly on commercial loans at variable rates, and secondly, a good performance on investments income from debt securities operations and derivatives. The reduction in net provisions during the quarter is explained by a base effect given the high expense recorded in 3Q22 due to a corporate client extraordinary provision amounting to USD 51 million. For the full year 2022, the net income is COP $232.5 billion, which represents an increase of 15.1% compared to 2021 and an annualized ROE of 5.0%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q21	3Q22	4Q22	4Q22 / 3Q22	4Q22 / 4Q21
ASSETS
Gross loans	31,471,286	38,581,324	39,440,223	2.23%	25.32%
Allowances for loans	(2,104,870)	(2,481,753)	(2,137,733)	(13.86)%	1.56%
Investments	5,333,736	6,803,698	7,124,914	4.72%	33.58%
Other assets	5,856,932	5,087,148	8,013,913	57.53%	36.83%
Total assets	40,557,085	47,990,416	52,441,316	9.27%	29.30%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	28,350,862	32,618,184	35,360,675	8.41%	24.73%
Other liabilities	7,876,150	10,414,797	11,716,321	12.50%	48.76%
Total liabilities	36,227,012	43,032,980	47,076,995	9.40%	29.95%
Shareholders’ equity	4,330,072	4,957,436	5,364,320	8.21%	23.89%
Total liabilities and shareholders’ equity	40,557,085	47,990,416	52,441,316	9.27%	29.30%

Interest income	511,757	600,222	756,156	25.98%	47.76%
Interest expense	(201,993)	(241,460)	(290,697)	20.39%	43.91%
Net interest income	309,764	358,762	465,459	29.74%	50.26%
Net provisions	(135,942)	(320,331)	(150,405)	(53.05)%	10.64%
Fees and income from service, net	52,582	62,952	64,591	2.60%	22.84%
Other operating income	7,674	13,710	23,424	70.86%	205.26%
Total operating expense	(279,254)	(237,464)	(260,262)	9.60%	(6.80)%
Profit before tax	(45,175)	(122,370)	142,808	(216.70)%	(416.12)%
Income tax	(14,219)	18,563	(7,708)	(141.52)%	(45.79)%
Net income	(59,393)	(103,807)	135,100	(230.15)%	(327.47)%

4Q22

BANAGRICOLA- EL SALVADOR

Loans in Banco Agricola closed 4Q22 with a 0.4% increase in the total balance (calculated in USD). The commercial portfolio continues presenting a strong performance, representing the segment with the highest growth during the year, and already represents 45.1% of Banco Agricola's loan book. It is worth noting the low contribution to provision expenses from the commercial portfolio during the year due to its credit rating quality and low volume of delinquencies. Consumer has grown during the year at a slower rate, but it has provided a higher interest margin. From the retail segment, the best performing products during 2022 were payroll and personal loans.

The net result for Banco Agricola in 4Q22 was a profit of COP 121.1 billion, which represents a decrease of 7.4% compared to 3Q22. This variation is basically explained by the base effect of the previous quarter when there were provision releases, whereas in 4Q22 the consumer portfolio demanded an important amount of provision expenses. Undoubtedly, Banco Agricola reflects a healthy non-performing ratio and a low cost of risk (0.6% for 2022). During the quarter there was a higher net interest income, highlighting the commercial segment that contributed largely to the good performance so far this year. Fees increased in the quarter as a result of the high transaction volumes in recent months; however, in the last 12 months there is a contraction due to higher exchange rates expenses from card associations. For the full year 2022, the net income is COP $450.3 billion, which represents an increase of 7.4% compared to 2021 and an annualized ROE of 18.3%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q21	3Q22	4Q22	4Q22 / 3Q22	4Q22 / 4Q21
ASSETS
Gross loans	14,179,860	18,034,860	18,971,871	5.20%	33.79%
Allowances for loans	(676,827)	(697,706)	(729,238)	4.52%	7.74%
Investments	2,923,673	3,044,464	3,645,912	19.76%	24.70%
Other assets	4,553,355	5,172,446	4,807,979	(7.05)%	5.59%
Total assets	20,980,061	25,554,064	26,696,524	4.47%	27.25%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	15,695,573	18,904,924	19,873,744	5.12%	26.62%
Other liabilities	2,720,990	3,956,563	3,865,240	(2.31)%	42.05%
Total liabilities	18,416,563	22,861,487	23,738,984	3.84%	28.90%
Non-controlling interest	23,950	21,932	22,993	4.84%	(3.99)%
Stockholders’ equity attributable to the owners of the parent company	2,539,548	2,670,645	2,934,546	9.88%	15.55%
Total liabilities and shareholders’ equity	20,980,061	25,554,064	26,696,524	4.47%	27.25%

Interest income	319,512	397,237	445,747	12.21%	39.51%
Interest expense	(58,500)	(84,222)	(97,416)	15.67%	66.53%
Net interest income	261,013	313,015	348,330	11.28%	33.45%
Net provisions	22,855	(2,830)	(28,770)	916.61%	(225.88)%
Fees and income from service, net	55,076	70,200	79,287	12.94%	43.96%
Other operating income	3,784	5,058	3,754	(25.77)%	(0.79)%
Total operating expense	(200,343)	(201,036)	(196,978)	(2.02)%	(1.68)%
Profit before tax	142,386	184,407	205,624	11.51%	44.41%
Income tax	(40,671)	(51,026)	(82,049)	60.80%	101.74%
Net income before non-controlling interest	101,715	133,382	123,575	(7.35)%	21.49%
Non-controlling interest	(1,933)	(2,597)	(2,499)	(3.76)%	29.27%
Net income	99,782	130,785	121,076	(7.42)%	21.34%

4Q22

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

Loans in BAM continue in the last quarter the positive trend of the year, closing with a quarterly growth of 2.9% (calculated in USD). Both in the quarter and in the year, the fastest growing segment has been consumer, which currently represents 20% of BAM's portfolio. This performance is mainly based on the initiatives implemented through pre-approved strategies to increase the offering of credit lines to existing customers. In the quarter, the product with the highest growth was personal loans and credit cards, the latter, exceeding 3 times in 4Q22 the growth seen during the third quarter. In the corporate portfolio there were significant prepayments from commercial clients that offset the new originations and resulted in a relatively stable balance of loans.

The net result for BAM in 4Q22 was a profit of COP 98.7 billion, highlighting the higher net interest margin. Even though interest expenses have grown due to higher balances on time deposits and the increase in the cost of funding from financial institutions, interest income is higher thanks to the significant loan growth and the interest rates repricing. It is worth noting the increase in net provisions, being the quarter with the highest value. Certainly, the incremental provisions are linked to the growing portfolio, mainly represented by consumer loans, the deterioration on this segment and the new originations that demand expenses under the expected losses model. For the full year 2022, the net income is COP $338.1 billion, which represents an increase of 7.6% compared to 2021 and an annualized ROE of 16.7%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	4Q21	3Q22	4Q22	4Q22 / 3Q22	4Q22 / 4Q21
ASSETS
Gross loans	15,453,481	19,351,860	20,866,364	7.83%	35.03%
Allowances for loans	(823,258)	(916,069)	(950,068)	3.71%	15.40%
Investments	1,585,583	1,644,000	1,964,271	19.48%	23.88%
Other assets	3,294,881	4,174,988	4,263,062	2.11%	29.38%
Total assets	19,510,688	24,254,779	26,143,629	7.79%	34.00%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	15,039,986	17,990,062	19,132,036	6.35%	27.21%
Other liabilities	2,723,672	4,005,236	4,503,961	12.45%	65.36%
Total liabilities	17,763,658	21,995,298	23,635,998	7.46%	33.06%
Non-controlling interest	20,991	21,130	21,728	2.83%	3.51%
Stockholders’ equity attributable to the owners of the parent company	1,726,039	2,238,350	2,485,903	11.06%	44.02%
Total liabilities and shareholders’ equity	19,510,688	24,254,779	26,143,629	7.79%	34.00%

Interest income	302,515	399,654	504,000	26.11%	66.60%
Interest expense	(109,712)	(150,823)	(183,932)	21.95%	67.65%
Net interest income	192,803	248,831	320,069	28.63%	66.01%
Net provisions	(269)	(25,976)	(92,929)	257.75%	34465.66%
Fees and income from service, net	28,423	29,096	35,216	21.03%	23.90%
Other operating income	25,132	31,594	41,728	32.07%	66.03%
Total operating expense	(178,747)	(167,420)	(190,514)	13.79%	6.58%
Profit before tax	67,343	116,125	113,569	(2.20)%	68.64%
Income tax	(21,304)	(23,925)	(13,499)	(43.58)%	(36.64)%
Net income before non-controlling interest	46,038	92,199	100,070	8.54%	117.36%
Non-controlling interest	(560)	(1,093)	(1,339)	22.51%	139.30%
Net income	45,479	91,106	98,731	8.37%	117.09%

4Q22

4.BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 29 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(571) 4885950 / (574) 4043917 / (574) 4041918
E-mail:	IR@bancolombia.com.co
Contacts:	Catalina Tobón / Luis German Pelaez / Santiago López / Lina Michelle Alvarado/ Maria Camila Garcia
Website:	http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

4Q22

CONSOLIDATED BALANCE SHEET				Growth			% of
(COP million)	4Q21	3Q22	4Q22	4Q22 / 3Q22	4Q22 / 4Q21	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	23,147,676	21,616,439	24,721,168	14.36%	6.80%	7.01%
Interbank borrowings	1,388,411	2,546,551	4,050,407	59.05%	191.73%	1.15%
Reverse repurchase agreements and other similar secured lend	793,759	846,576	2,873,716	239.45%	262.04%	0.81%
Financial assets investment	29,289,301	28,478,631	27,940,140	(1.89)%	(4.61)%	7.92%
Derivative financial instruments	2,454,005	5,223,145	4,961,237	(5.01)%	102.17%	1.41%
Loans and advances to customers	220,323,483	260,165,601	269,923,739	3.75%	22.51%	76.51%
Allowance for loan and lease losses	(15,864,482)	(15,325,617)	(15,479,640)	1.01%	(2.43)%	(4.39)%
Investment in associates and joint ventures	2,720,559	2,944,633	2,915,633	(0.98)%	7.17%	0.83%
Goodwill and Intangible assets, net	8,628,772	9,941,485	10,439,192	5.01%	20.98%	2.96%
Premises and equipment, net	5,100,652	5,741,755	6,727,066	17.16%	31.89%	1.91%
Investment property	3,132,220	3,285,348	3,994,058	21.57%	27.52%	1.13%
Right of use assets	1,695,865	1,758,111	1,827,108	3.92%	7.74%	0.52%
Prepayments	454,595	543,391	576,742	6.14%	26.87%	0.16%
Tax receivables	1,642,933	1,719,639	1,066,031	(38.01)%	(35.11)%	0.30%
Deferred tax	746,375	869,403	764,594	(12.06)%	2.44%	0.22%
Assets held for sale and inventories	546,794	612,173	608,449	(0.61)%	11.28%	0.17%
Other assets	3,654,130	4,687,312	4,905,093	4.65%	34.23%	1.39%
Total assets	289,855,048	335,654,576	352,814,733	5.11%	21.72%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	210,390,848	237,612,952	250,992,323	5.63%	19.30%	71.14%	80.24%
Interbank Deposits	886,405	783,763	902,132	15.10%	1.77%	0.26%	0.29%
Derivative financial instrument	1,961,109	5,262,093	4,737,454	(9.97)%	141.57%	1.34%	1.51%
Borrowings from other financial institutions	8,551,558	18,985,957	19,692,638	3.72%	130.28%	5.58%	6.30%
Debt securities in issue	21,093,864	17,972,177	19,575,988	8.92%	(7.20)%	5.55%	6.26%
Lease liability	1,819,077	1,846,835	1,900,268	2.89%	4.46%	0.54%	0.61%
Preferred shares	584,204	569,477	584,204	2.59%	0.00%	0.17%	0.19%
Repurchase agreements and other similar secured borrowing	763,325	2,173,289	189,052	(91.30)%	(75.23)%	0.05%	0.06%
Current tax	261,653	2,053,329	965,180	(52.99)%	268.88%	0.27%	0.31%
Deferred tax	1,016,586	843,628	633,361	(24.92)%	(37.70)%	0.18%	0.20%
Employees benefit plans	838,237	860,134	765,371	(11.02)%	(8.69)%	0.22%	0.24%
Other liabilities	7,762,724	9,292,159	11,879,211	27.84%	53.03%	3.37%	3.80%
Total liabilities	255,929,590	298,255,793	312,817,182	4.88%	22.23%	88.66%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.14%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.38%
Appropriated reserves	14,661,007	16,421,381	15,930,665	(2.99)%	8.66%	4.52%
Retained earnings	7,360,583	7,942,891	10,061,654	26.67%	36.70%	2.85%
Accumulated other comprehensive income, net of tax	4,874,389	6,820,123	7,758,216	13.75%	59.16%	2.20%
Stockholders’ equity attributable to the owners of the parent company	32,234,347	36,522,763	39,088,903	7.03%	21.26%	11.08%
Non-controlling interest	1,691,111	876,020	908,648	3.72%	(46.27)%	0.26%
Total liabilities and equity	289,855,048	335,654,576	352,814,733	5.11%	21.72%	100.00%

4Q22

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Dic-21	Dic-22	Dic-22 / Dic-21	4Q21	3Q22	4Q22	4Q22 / 3Q22	4Q22 / 4Q21
Interest income and expenses
Interest on loans and financial leases
Commercial	6,073,718	10,950,463	80.29%	1,694,072	3,024,033	3,728,319	23.29%	120.08%
Consumer	5,362,194	7,821,758	45.87%	1,457,047	2,058,841	2,396,536	16.40%	64.48%
Small business loans	135,914	172,384	26.83%	36,666	44,581	45,166	1.31%	23.18%
Mortgage	2,331,971	3,377,432	44.83%	612,662	820,149	930,191	13.42%	51.83%
Financial leases	1,440,493	2,461,456	70.88%	335,261	700,890	811,089	15.72%	141.93%
Total interest income on loans and financial leases	15,344,290	24,783,493	61.52%	4,135,708	6,648,494	7,911,301	18.99%	91.29%
Interest income on overnight and market funds	9,413	61,962	558.26%	2,358	16,852	34,585	105.23%	1366.71%
Interest and valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Interest on debt instruments using the effective interest method	311,488	588,792	89.03%	79,043	162,115	211,217	30.29%	167.22%
Valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Debt investments	466,124	1,198,296	157.08%	157,892	492,066	309,777	(37.05)%	96.20%
Derivatives	33,637	171,381	409.50%	(24,339)	82,003	60,301	(26.46)%	(347.75)%
Repos	(56,555)	(84,410)	49.25%	(19,983)	(49,295)	(19,365)	(60.72)%	(3.09)%
Others	27,348	77,433	183.14%	6,544	4,007	34,635	764.36%	429.26%
Total valuation on financial instruments	470,554	1,362,700	189.59%	120,114	528,781	385,348	(27.13)%	220.82%
Total Interest on debt instruments and valuation on financial instruments	782,042	1,951,492	149.54%	199,157	690,896	596,565	(13.65)%	199.55%
Total interest and valuation on financial instruments	16,135,745	26,796,947	66.07%	4,337,223	7,356,242	8,542,451	16.13%	96.96%
Interest expense
Borrowings from other financial institutions	(293,949)	(763,717)	159.81%	(74,280)	(222,393)	(322,521)	45.02%	334.20%
Overnight funds	(3,870)	(11,375)	193.93%	(1,723)	(3,382)	(5,235)	54.79%	203.83%
Debt securities in issue	(1,053,441)	(1,328,511)	26.11%	(284,065)	(347,124)	(368,699)	6.22%	29.79%
Deposits	(2,814,505)	(6,141,680)	118.22%	(720,247)	(1,746,155)	(2,435,834)	39.50%	238.19%
Preferred shares	(57,701)	(57,701)	0.00%	(14,726)	(14,325)	(14,727)	2.81%	0.01%
Lease liabilities	(111,556)	(111,349)	(0.19)%	(29,571)	(29,880)	(31,162)	4.29%	5.38%
Other interest	(16,534)	(28,137)	70.18%	(4,865)	(8,219)	(9,820)	19.48%	101.85%
Total interest expenses	(4,351,556)	(8,442,470)	94.01%	(1,129,477)	(2,371,478)	(3,187,998)	34.43%	182.25%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	11,784,189	18,354,477	55.76%	3,207,746	4,984,764	5,354,453	7.42%	66.92%
Credit impairment charges on loans and advance and financial leases	(3,086,614)	(4,396,319)	42.43%	(217,388)	(1,330,029)	(1,892,468)	42.29%	770.55%
Recovery of charged - off loans	565,436	674,966	19.37%	178,181	153,743	176,989	15.12%	(0.67)%
Credit impairment charges on off balance sheet credit instruments	81,661	(38,066)	(146.61)%	43,099	2,686	(19,666)	(832.17)%	(145.63)%
Credit impairment charges/recovery on investments	18,987	(32,278)	(270.00)%	(2,452)	3,352	(6,461)	(292.75)%	163.50%
Total credit impairment charges, net	(2,420,530)	(3,791,697)	56.65%	1,440	(1,170,248)	(1,741,606)	48.82%	(121044.86)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	9,363,659	14,562,780	55.52%	3,209,186	3,814,516	3,612,847	(5.29)%	12.58%
Fees and commission income								0.00
Banking services	682,231	837,361	22.74%	185,112	220,165	242,992	10.37%	31.27%
Credit and debit card fees and commercial establishments	2,236,121	2,779,760	24.31%	649,443	702,111	781,800	11.35%	20.38%
Brokerage	26,854	27,848	3.70%	6,617	6,011	5,919	(1.53)%	(10.55)%
Acceptances, Guarantees and Standby Letters of Credit	72,549	91,358	25.93%	20,600	25,177	25,437	1.03%	23.48%
Trust	463,123	423,702	(8.51)%	107,013	103,370	107,049	3.56%	0.03%
Placement of securities and investment banking	94,353	103,923	10.14%	26,620	37,117	16,448	(55.69)%	(38.21)%
Bancassurance	686,592	872,677	27.10%	224,310	222,211	277,871	25.05%	23.88%
Payments and Collections	733,361	865,958	18.08%	204,772	219,571	230,452	4.96%	12.54%
Others	298,620	367,939	23.21%	83,386	92,236	111,550	20.94%	33.78%
Total fees and commission income	5,293,804	6,370,526	20.34%	1,507,873	1,627,969	1,799,518	10.54%	19.34%
Fees and commission expenses	(1,860,683)	(2,590,166)	39.21%	(560,389)	(666,894)	(778,195)	16.69%	38.87%
Total fees and comissions, net	3,433,121	3,780,360	10.11%	947,484	961,075	1,021,323	6.27%	7.79%
Other operating income
Derivatives FX contracts	292,020	(100,314)	(134.35)%	16,901	58,046	(237,580)	(509.30)%	(1505.72)%
Net foreign exchange	4,514	(272,731)	(6141.89)%	63,157	(305,468)	49,387	(116.17)%	(21.80)%
Hedging	(6,133)	(3,012)	(50.89)%	(1,638)	(339)	(129)	(61.95)%	(92.12)%
Leases	936,574	1,362,677	45.50%	276,987	355,774	388,097	9.09%	40.11%
Gains (or losses) on sale of assets	227,445	171,482	(24.61)%	108,432	33,830	67,660	100.00%	(37.60)%

4Q22

Other reversals	2,861	9,804	242.68%	517	1,840	3,016	63.91%	483.37%
Others	564,860	885,529	56.77%	133,469	225,188	266,889	18.52%	99.96%
Total other operating income	2,022,141	2,053,435	1.55%	597,825	368,871	537,340	45.67%	(10.12)%
Dividends received, and share of profits of equity method investees
Dividends	108,079	59,072	(45.34)%	50,860	19,162	10,254	(46.49)%	(79.84)%
Equity investments	7,253	(672)	(109.27)%	(1)	2,232	3,457	54.88%	(345800.00)%
Equity method	199,652	219,105	9.74%	40,870	47,007	63,102	34.24%	54.40%
Others	13,360	(41,651)	(411.76)%	5,197	(4,767)	(50,437)	958.04%	(1070.50)%
Total dividends received, and share of profits of equity method investees	328,344	235,854	(28.17)%	96,926	63,634	26,376	(58.55)%	(72.79)%
Total operating income, net	15,147,265	20,632,429	36.21%	4,851,421	5,208,096	5,197,886	(0.20)%	7.14%
Operating expenses
Salaries and employee benefits	(3,068,243)	(3,594,139)	17.14%	(819,306)	(894,504)	(956,077)	6.88%	16.69%
Bonuses	(714,353)	(823,517)	15.28%	(314,984)	(219,267)	(229,359)	4.60%	(27.18)%
Other administrative and general expenses	(3,740,506)	(4,559,900)	21.91%	(1,115,879)	(1,097,306)	(1,495,917)	36.33%	34.06%
Taxes other than income tax	(719,593)	(929,512)	29.17%	(196,226)	(230,828)	(270,320)	17.11%	37.76%
Impairment, depreciation and amortization	(920,558)	(980,575)	6.52%	(266,546)	(267,383)	(268,330)	0.35%	0.67%
Total operating expenses	(9,163,253)	(10,887,643)	18.82%	(2,712,941)	(2,709,288)	(3,220,003)	18.85%	18.69%
Profit before tax	5,984,012	9,744,786	62.85%	2,138,480	2,498,808	1,977,883	(20.85)%	(7.51)%
Income tax	(1,776,225)	(2,748,421)	54.73%	(649,145)	(836,957)	(311,588)	(62.77)%	(52.00)%
Net income	4,207,787	6,996,365	66.27%	1,489,335	1,661,851	1,666,295	0.27%	11.88%
Non-controlling interest	(120,992)	(212,875)	75.94%	(44,591)	(32,606)	(23,600)	(27.62)%	(47.07)%
Net income attributable to equity holders of the Parent Company	4,086,795	6,783,490	65.99%	1,444,744	1,629,245	1,642,695	0.83%	13.70%

4Q22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 23, 2023	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance